SEC 1746 (11-03)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response . . . 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Most Home Corp.
(Name of Issuer)

Common and Series A Preferred Stock
(Title of Class of Securities)

61970P102
(CUSIP Number)

George Shahnazarian
Suite 100 - 11491 Kingston Street
Maple Ridge, British Columbia, Canada V2X 0Y6
Tel: (604) 460-7631
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61970P102
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). George Shahnazarian
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☒ (B) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) PF (personal funds) for personal transactions and WC (of 612559 B.C. Ltd.) for 612559 transactions.
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization: British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	482,866 shares of common stock, together with stock options to acquire 975,000 shares of common stock.
	8. Shared Voting Power	1,412,273 shares of common stock, together with a private option to acquire 1,700,000 Series A Preferred Shares. (1)
	9. Sole Dispositive Power	482,866 shares of common stock, together with stock options to acquire 975,000 shares of common stock.
	10. Shared Dispositive Power	1,412,273 shares of common stock, together with a private option to acquire 1,700,000 Series A Preferred Shares. (1)

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

20,943,416 shares of common stock, together with stock options to acquire 975,000 shares of common stock, and a private option to acquire 1,700,000 Series A Preferred Shares. (1)

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑

13.   Percent of Class Represented by Amount in Row 11

13.1% of common; 90.8% of Series A Preferred. Reporting Person's ownership percentage of outstanding Most Home stock on a fully converted basis would be 19.3%. (2)

14. Type of Reporting Person (See Instructions) IN (Individual)

Note (1): The 1,412,273 shares of common stock, and the private option to acquire 1,700,000 Series A Preferred Shares, are owned by 612559 B.C. Ltd. ("612559"). 612559 has been granted the power to vote the 1,700,000 Series A Preferred Shares, and 612559 may therefore be deemed to have beneficial ownership of such securities. The beneficial ownership of such securities is being reported in this Schedule 13D because the Reporting Person may be deemed to have beneficial ownership of such securities as a result of being a director of 612559. Mr. Shahnazarian shares the power to vote, and to dispose of, the said securities with the other two directors of 612559 - Kenneth Galpin and Kenneth Landis.

Mr. Galpin and Mr. Landis have a business address c/o Suite 100, 11491 Kingston Street, Maple Ridge, British Columbia, Canada V2X 0Y6. Mr. Galpin is the President, CEO and a director of Most Home Corp. and is also the President and a director of 612559. Mr. Landis is a director of Most Home Corp., a director of 612559, and the President and owner of Landmark Truss & Lumber Inc.

During the last five years, to the best of Mr. Shahnazarian's knowledge, Mr. Galpin and Mr. Landis have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best of Mr. Shahnazarian's knowledge, Mr. Galpin and Mr. Landis have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Note (2): The calculation of the foregoing percentage is based on 20,565,766 shares of common stock outstanding as of February 2, 2005, according to the records of Most Home's transfer agent, and assumes the exercise of stock options to acquire 925,000 shares of common stock, and the exercise of a private option to acquire 1,700,000 Series A Preferred Shares and the conversion of the 1,700,000 Series A Preferred Shares into common stock of Most Home.

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $.001 per share, and the Series A Preferred Shares, par value $.001 per share, of Most Home Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at Suite 100, 11491 Kingston Street, Maple Ridge, British Columbia, Canada V2X 0Y6.

Item 2. Identity and Background

(a)   The name of the person filing this statement is George Shahnazarian.

(b)   Mr. Shahnazarian has a business address of Suite 100, 11491 Kingston Street, Maple Ridge, British Columbia, Canada.

(c)   Mr. Shahnazarian is the Secretary of Most Home Corp., Secretary and a director of 612559, and Chief Financial Officer of MGA Connectors.

(d)   During the last five years, Mr. Shahnazarian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Mr. Shahnazarian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship - Canadian.

Item 3. Source and Amount of Funds or Other Consideration

On January 26, 2005, 612559 and Mr. William and Mrs. Carole Coughlin agreed to cancel the existing private option to acquire 417,118 common stock and 2,871,559 Series A Preferred shares at a price that ranges from $0.30 to $1.00 per share; and entered into a new private option agreement for 612559 to acquire from Mr. and Mrs. Coughlin 1,700,000 Series A Preferred shares at a price that ranges from $0.60 to $1.05 per share. The new private option will expire on January 31, 2007. Mr. and Mrs. Coughlin granted 612559 the right to vote the 1,700,000 Series A Preferred shares underlying the private option as long as the option is outstanding. Mr. Coughlin was a director and officer of the Issuer, who resigned in February 2002. Mr. and Mrs. Coughlin granted 612559 an option to acquire their shares of Most Home since September 2000.

612559 plans to use its working capital for the sources of funds when the option is exercised. 612559 does not intend to borrow funds for future payments. 612559 may require capital contributions from its shareholders. Mr. Shahnazarian is a shareholder of 612559 and may or may not contribute to 612559's cash capital. If Mr. Shahnazarian does contribute to 612559's cash capital, Mr. Shahnazarian presently does not intend to borrow funds for such contribution.

Item 4. Purpose of Transaction

Mr. Shahnazarian and 612559 acquired the private option and securities of Most Home Corp. for investment purposes. Depending on general market and economic conditions affecting Most Home Corp. and other relevant factors, Mr. Shahnazarian may purchase additional securities of Most Home Corp. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Shahnazarian reserves the right to actively pursue various proposals which could relate to or would result in:

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   Except as provided below, all transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3:

On January 21, 2005 Mr. Shahnazarian sold 5,000 shares at $1.05 per share on the OTC:BB.
On January 24, 2005 Mr. Shahnazarian sold 500 shares at $1.05 per share on the OTC:BB.
On January 25, 2005 Mr. Shahnazarian sold 10,000 shares at $1.00 per share on the OTC:BB.
On January 31, 2005 Mr. Shahnazarian sold 5,200 shares at $1.00 per share on the OTC:BB.
On February 3, 2005 Mr. Shahnazarian acquired 116,200 shares at $0.35 per share from the Issuer, pursuant to a treasury private placement.
On February 04, 2005 Mr. Shahnazarian sold 4,800 shares at $1.00 per share on the OTC:BB.
On February 08, 2005 Mr. Shahnazarian sold 14,500 shares at $1.00 per share on the OTC:BB.
On February 09, 2005 Mr. Shahnazarian sold 10,000 shares at $1.02 per share on the OTC:BB.

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)   Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)   The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages.

(b)   The powers that the reporting person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages.

(c)   All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005

/s/ George Shahnazarian
George Shahnazarian